

November 13, 2013

<u>Via E-mail</u>
Jill E. York
Chief Financial Officer
MB Financial, Inc.
6111 N. River Road
Rosemont, IL 60018

> **Re:** **MB Financial**
> **Registration Statement on Form S-4**
> **Filed October 17, 2013**
> **and Documents Incorporated by Reference**
> **File No. 333-191770**

Dear Ms. York:

We have reviewed your registration statement as well as the documents incorporated by reference and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-4</u>

<u>General</u>

1.   Please update the filing to include the results of the interim period ended September 30, 2013, for both entities, as required by Rule 3-12 of Regulation S-X.

<u>Cover Page</u>

2.   Revise the cover page to identify the market and trading symbol of the Taylor Capital Series A preferred stock. Please refer to Item 501(b)(4) of Regulation S-K.

Questions and Answers…, page 1

3.   Please revise your disclosure on Taylor Capital appraisal rights to include the page
        number of the referenced section.

Summary, page 9

4.   Please provide us with your analysis as to why the right give to each shareholder of
        Taylor Capital to receive the excess proceeds above $57 million from the sale of Cole
        Taylor Mortgage are not, themselves, securities that require registration.

5.   In order to help both MB and Taylor shareholders understand what the combined
        company will look like, revise your disclosure to discuss the relative impact of the
        merger upon their percentage ownership of the combined company. In particular, please
        disclose the contribution of MB and Taylor, in terms of assets, equity and total shares that
        each group of shareholders will own following the merger.

6.   Revise to disclose the comparative voting power of executive officers and their affiliates
        with that of non-affiliates, as required by paragraph (h) of Item 3 on Form S-4.

7.   We note your disclosure on page 48 that, once approved by shareholders, the merger
        agreement cannot be terminated because of a decline in MB Financial share price. Please
        revise your summary to disclose this fact, that there is no minimum specified value that
        Taylor Capital shareholders will receive under the terms of the merger agreement, and
        that the value of MB Financial stock being offered may fluctuate between the time of the
        shareholder meeting and the completion of the merger.

Holders of Taylor Capital…, page 14

8.   Revise to prominently disclose that shareholders who wish to perfect their appraisal
        rights must satisfy all of the conditions discussed on pages 87 to 90, not just this bulleted
        list in your summary. Please also include in your summary the specific address where a
        written demand must be sent.

9.   Further revise to clearly state whether failure to vote against a proposal, by not returning
        a proxy, would constitute a waiver of appraisal rights. Update your disclosure on page 87
        accordingly. Refer to the Instructions for Item 3 of Schedule 14A.

Taylor Capital's Executive Officers and Directors May Have…, page 14

10.   Please remove qualifications of uncertainty when your disclosure elsewhere
        demonstrations that there is no uncertainty warranting such a qualification. For example,
        on page 14, you disclose that "Taylor Capital's directors and officers may have interests .
        . . different from, or in addition to, those of Taylor Capital stockholders generally"

(emphasis added), but you subsequently list a number of these interests that the Taylor Capital board "was aware of . . . and considered . . . when making its decision to approve the merger agreement." We note analogous disclosure on pages 21, 75, and 79. Also on page 14, you disclose that "executive officers of Taylor Capital <u>may</u> be eligible for severance benefits" as a result of the merger (emphasis added), but previous disclosure on page 5 states that the merger-related compensation agreements for Taylor Capital executives are binding in the event of a merger.

Comparative Unaudited Pro Forma Per Share Data, page 34

11.   Please expand the disclosure to provide a note to the column titled Combined Pro Forma Amounts for MB Financial to state the amount of shares used for the book value calculations per common share at June 30, 2013 and December 31, 2012.

The Merger, page 44

Background on the Merger, page 44

12.   Please provide us with copies of any opinion, report or appraisal provided by J.P. Morgan to MB Financial supporting their fairness determination.   Similarly, provide us with any opinion, report or appraisal provided by Sandler O'Neil to Taylor Capital supporting any Cole Taylor Mortgage.

13.   Please disclose how aggregate consideration increased from $22.00 to $22.20 per Taylor Capital share. Further clarify which amount was used in each company's fairness opinions and ensure that you consistently use the correct amount when analyzing the transaction in your disclosure to shareholders.

Taylor Capital's Reasons for the Merger; Recommendation of Taylor Capitals Board of Directors, page 52

14.   On page 48, you indicate that one of the reasons that the companies restarted merger discussions was the proposal that Taylor Capital shareholder would receive any proceeds from the sale of Cole Taylor Mortgage above $57 million. We also note that Sandler O'Neil has been retained to assist in the selling efforts. Please revise this section to clarify whether the board considered the contingent payment right that Taylor Capital shareholders would receive as part of the merger consideration in making the determination to recommend that shareholders vote "for" the merger.

Opinion of J.P. Morgan Securities LLC…, page 55

15.   We note your disclosure on page 61 that during the prior two years, J.P. Morgan Securities has not had "any {other} material financial advisory, commercial or investment banking" relationships with MB Financial. Please confirm that J.P. Morgan

did not have any other material relationship that would require disclosure under Item 1015 of Regulation MA.

Opinion of Sandler O'Neil & Partners, page 61

16.   Please revise this section to explain, in some detail, why Sandler O'Neil felt that presenting the valuation multiples for Taylor Capital, excluding the value of Cole Taylor Mortgage. Also, please revise this section to clarify whether Sandler O'Neil evaluated the possible value to shareholders of the right to receive the proceeds from the sale of Cole Taylor Mortgage above $57 million.

17.   We note your disclosure on page 75 that other than the services and compensation disclosed on pages 74 and 75, during the prior two years, Sandler O'Neil has not had "any material financial advisory, commercial or investment banking" relationships with Taylor Capital. Please confirm that Sandler O'Neil did not have any other material relationship that would require disclosure under Item 1015 of Regulation MA.

Litigation Relating to the Merger, page 91

18.   Please provide us with additional details on the plaintiff's accusations that some of Taylor Capital's officers and directors were not independent or otherwise breached their fiduciary duty to Taylor Capital's shareholders. In particular, please describe any specific factual accusations included in the plaintiff's complaints. Finally, please tell us whether the board was aware of these facts when it approved the merger agreement and made its recommendation to Taylor Capital's shareholders.

Possible Sale of Taylor Capital's Mortgage Banking Business, page 94

19.   We note the disclosure on page 74 and 75 that Sandler O'Neil has been engaged to assist members of Taylor Capital's management in the potential sale of the business and assets of Cole Taylor Mortgage. Please revise this section to discuss the specific members of management for Taylor Capital who will have the responsibility to pursue the potential sale and discuss any and all actions taken to date in order to complete the sale.

Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 111

20.   We note your disclosure that for purposes of the accompanying pro forma information, the 10-day volume weighted average closing price of MB Financial common stock through July 12, 2013, the last business day before the day on which the merger agreement was publically announced, was used for purposes of presenting the pro forma combined consolidated balance sheet at June 30, 2013. Please provide a note to the pro forma balance sheet to present a sensitivity analysis for the range of possible outcomes based on percentage increases and decreases in the recent stock price.

MB Financial, Inc. and Taylor Capital Group, Inc. Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations, pages 114-115

21. The staff notes the line item under the columns MB Financial titled net gain recognized on other real estate owned for the six months ended June 30, 2013 and the line item net loss recognized on other real estate owned for the year ended December 31, 2012. Please revise to include gains and losses on sales of real estate as well as any write-downs within other expense pursuant to Rule 9-04 (14) (d) of Regulation S-X and revise future filings.

22. The staff notes the disclosure that certain reclassifications have been made to the historical financial statements of Taylor Capital to conform to the presentation in MB Financial's financial statements. In this regard, the amount of Non-interest Income appearing on page 114 for the 6 months ended 6/30/13 has been adjusted to reflect the line item titled Net Gain Recognized on other real estate owned in the amount of $1,870 which has been reclassified from Other expense and the amount of Non-interest Income appearing on page 115 for the year ended 12/31/12 has been adjusted to reflect the line item titled Net Loss Recognized on other real estate owned in the amount of $(3,366) which has been reclassified from Other expense. Please revise the unaudited combined condensed consolidated statements of Operations for the 6 months ended June 30, 2013 and the year ended December 31, 2012 to present both gains or losses on dispositions and write-downs on other real estate owned within other expense.

Note 3 – Allocation of Purchase Price of Taylor Capital, page 117

23. Please expand the note to disclose how you determined the amount of premiums and discounts and the relevant assumptions.

Note 5 – Pro Forma Condensed Combined Statements of Operations Adjustments, pages 118-119

24. With a view toward expanded disclosure, please state how you derived the amount of yield adjustment for interest income on loans based on the fair value adjustment of $113,576 amortized over a 5 year period on a straight line basis including accretion for interest rate market value adjustment.

25. Please state the accelerated method of amortization used for investment securities and the core deposit intangible.

26. Please consider expanding the disclosure to provide a note to present the estimated amortization/accretion of acquisition accounting adjustments reflected in the pro forma financial statements on the future pre-tax net income on MB Financial, Inc. after the merger with Taylor Capital Group, Inc. for the 5 year periods ended December 31, 2018.

<u>Material U.S. Federal Income Tax Consequences of the Merger, page 120</u>

27.   Revise the first paragraph of this section, as well as the related disclosure in the
         Questions and Answers section and the Summary to clarify that each company has
         received an opinion from counsel that the merger will be tax free to shareholders who
         receive MB common stock in exchange for Taylor common stock.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in
       declaring the filing effective, does not relieve the company from its full responsibility for
       the adequacy and accuracy of the disclosure in the filing; and

   •   the company may not assert staff comments and the declaration of effectiveness as a
       defense in any proceeding initiated by the Commission or any person under the federal
       securities laws of the United States.

         Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

You may contact Christina Harley at (202) 551-3695 or Marc Thomas at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3419 with any other questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel

cc: Via E-mail
        Craig M. Scheer, Esq.